Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Pechiney

(Name of Subject Company (Issuer))

Alcan Inc.

(Name of Filing Person (Offeror))

Pechiney Common Shares,
nominal value €15.25 per share

(Title of Class of Securities)

Pechiney Bonus Allocation Rights
(each entitling the holder to 0.1 of a Pechiney Common Share)

(Title of Class of Securities)

Pechiney American Depositary Shares
(each representing one-half of one Pechiney Common Share)

(Title of Class of Securities)

705151207
(CUSIP Number of Class of Securities)

and

Pechiney OCEANEs
(obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes)

(Title of Class of Securities)

Roy Millington, Secretary

Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2

(514) 848-8000

Copies to:

George J. Sampas

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, England

(011) (4420) 7959-8900

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2) (3)

$2,491,269,429.36		$201,544.00

Ö Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $51,192	Filing Party: Alcan Inc.
	Form or Registration No.: 333-106851	Date Filed: July 7, 2003

	Amount Previously Paid: $34,321	Filing Party: Alcan Inc.
	Form or Registration No.: 333-106851	Date Filed: September 16, 2003

	Amount Previously Paid: $116,031	Filing Party: Alcan Inc.
	Form or Registration No.: 005-50524	Date Filed: October 27, 2003

_ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

_ Check the appropriate boxes below to designate any transactions to which the statement relates:

Ö third-party tender offer subject to Rule 14d-1.
_ issuer tender offer subject to Rule 13e-4.
_ going-private transaction subject to Rule 13e-3.
_ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: _

1	For purposes of calculating the registration fee only. This amount is based upon the market value of: (a) the total number of Pechiney Common Shares estimated to be held by U.S. persons as of the date hereof (including Pechiney Common Shares for which Pechiney Bonus Allocation Rights are exchangeable at a ratio of 10 Pechiney Bonus Allocation Rights per Pechiney Common Share and Pechiney Common Shares underlying all of the outstanding American Depositary Shares of Pechiney) to be acquired by Alcan upon the consummation of the offer if all of such Pechiney Common Shares are acquired in the offer and based on the average of the high and low prices of the Pechiney Common Shares reported on Euronext Paris on October 23, 2003 and (b) the total number of Pechiney OCEANEs estimated to be held by U.S. persons as of the date hereof to be acquired by Alcan upon the consummation of the offer if all of such Pechiney OCEANEs are acquired in the offer and based on the offer price of €83.80 in cash paid for each Pechiney OCEANE.
2	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1 million of the value of the Pechiney Common Shares (including Pechiney Common Shares for which Pechiney Bonus Allocation Rights are exchangeable and Pechiney Common Shares underlying all of Pechiney's outstanding American Depositary Shares) and Pechiney OCEANEs proposed to be acquired.
[3]	The filing fee has been previously paid.

Items 1 through 11.

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on October 27, 2003, as amended, by Alcan Inc., a corporation organized under the laws of Canada ("Alcan"). This Schedule TO relates to an offer by Alcan to acquire all of the outstanding Common Shares, Bonus Allocation Rights (each Bonus Allocation Right entitling the holder to 0.1 of a Common Share), American Depositary Shares (each American Depositary Share representing one-half of one Common Share), and OCEANEs (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) of Pechiney, a société anonyme organized under the laws of France. This offer is being made on the terms and subject to the conditions set forth in the prospectus dated October 24, 2003 (the "Prospectus"), incorporated herein by reference as Exhibit (a)(1), and the related letter of transmittal and forms of acceptance, incorporated herein by reference as Exhibits (a)(2) and (a)(7) through (a)(9) (the "U.S. Offer").

Item 12. Exhibits.

(a)(1)	Prospectus dated October 24, 2003.*
(a)(2)	Letter of Transmittal (Pechiney ADSs).*
(a)(3)	Notice of Guaranteed Delivery (Pechiney ADSs).*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Pechiney ADSs).*
(a)(5)	Letter to clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Pechiney ADSs).*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Form of Acceptance for Pechiney Common Shares.*
(a)(8)	Form of Acceptance for Pechiney Bonus Allocation Rights.*
(a)(9)	Form of Acceptance for Pechiney OCEANEs.*
(a)(10)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Pechiney Common Shares, Pechiney Bonus Allocation Rights and Pechiney OCEANEs).*
(a)(11)	Letter to clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Pechiney Common Shares, Pechiney Bonus Allocation Rights and Pechiney OCEANEs).*
(a)(12)	Text of press release announcing the initial offer dated July 7, 2003.*
(a)(13)	Text of press release announcing commencement of the French offer dated October 7, 2003.*
(a)(14)	Text of newspaper advertisement dated October 27, 2003.*
(a)(15)	Text of press release announcing commencement of the U.S. offer dated October 27, 2003.*
(a)(16)	Text of press release announcing Pechiney's third quarter results for 2003 dated November 7, 2003.*
(a)(17)	Alcan's Quarterly Report for the quarter ended September 30, 2003.*
(a)(18)	Text of press release announcing the specific consideration to be paid in the offer for Pechiney dated November 16, 2003.**
(a)(19)	Pro forma combined financial information of Alcan and Pechiney as at and for the nine-month period ended September 30, 2003.**
(a)(20)	Text of press release announcing the offer of liquidity agreement by Alcan to Pechiney option holders dated November 18, 2003.***
(a)(21)	Text of revised press release announcing Pechiney's third quarter results for 2003 dated November 7, 2003, as revised on November 18, 2003.****
(b)(1)	Restated Credit Agreement dated as of July 7, 2003, among Alcan Inc., as Borrower and Guarantor, the Designated Subsidiaries referred to therein, as Borrowers, the Lenders Party thereto, Royal Bank of Canada, as Administration Agent, and Morgan Stanley & Co. International limited, as Lead Tender Offer Guarantor.*
(c)	Not applicable.
(d)(1)	Agreement, dated as of September 12, 2003, between Alcan Inc. and Pechiney.*
(d)(2)	Letter, dated September 12, 2003, on behalf of Alcan Inc. to Pechiney regarding Pechiney's stock option plans.*
(e)	Not applicable.
(f)	Not applicable.

(g)	None.
(h)(1)	Opinion of Sullivan & Cromwell LLP regarding United States and French tax consequences of the offer.*
(h)(2)	Opinion of Hugh Berwick regarding Canadian tax consequences of the offer.*

* Previously filed.

** Incorporated herein by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Alcan on November 18, 2003 (File No. 001-03677).

*** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on November 18, 2003.

**** Incorporated herein by reference to the Amendment to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission by Pechiney on November 18, 2003 (File No. 001-14110).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roy Millington
Name:	Roy Millington
Title:	Corporate Secretary

Date: November 18, 2003